FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2004

HOLMES FINANCING (No 6) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	353,371	23,932,989
Replenishment	16,850	1,129,787
Repurchased	(13,197)	(691,185)
Redemptions	(5,288)	(521,658)
Losses	(27)	(5)
Capitalised Interest	0	3,600
Other Movements	0	0
Carried Forward	351,709	23,853,528

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	679,909	48,908,135
Repurchased	(201,087)	(14,005,062)
Redemptions	(241,908)	(17,472,353)
Losses	(396)	(761)
Capitalised Interest	0	24,355
Other Movements	0	0
Carried Forward	351,709	23,853,528

	Period CPR	Annualised CPR	
1 Month	5.08%	79.31%	**(including
3 Month	14.22%	71.45%	redemptions and
12 Month	65.26%	65.26%	repurchases)

** The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	36.62	months
Weighted Average Loan size	£67,821.77	
Weighted Average LTV	74.80%	*** (see below)
Weighted Average Remaining Term	18.54	Years

Product Type Analysis	£000's	%
Variable Rate	9,002,321	37.74%
Fixed Rate	3,966,842	16.63%
Tracker Rate	10,884,365	45.63%
	23,853,528	100.00%

As at 09 February 2004 approximately 7% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	6,380,819	26.75%
Interest Only	2,783,707	11.67%
Repayment	14,689,003	61.58%
	23,853,528	100.00%

As at 09 February 2004 approximately 7.6% of the loans were self-certified

Loan Purpose Analysis	£000's	%
Purchase	20,783,579	87.13%
Remortgage	3,069,949	12.87%
	23,853,528	100.00%

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2003	5.75%
01 August 2003	5.54%
01 March 2003	5.79%
01 November 2002	5.94%

Geographic Analysis

Region	Number	£000's	%
East Anglia	13,842	869,385	3.64%
East Midlands	18,898	1,096,557	4.60%
Greater London	57,988	5,120,860	21.47%
North	14,813	735,657	3.08%
North West	40,620	2,161,936	9.06%
Scotland	22,925	1,215,812	5.10%
South East	90,534	7,354,466	30.83%
South West	27,319	1,825,372	7.65%
Wales	17,693	896,436	3.76%
West Midlands	24,141	1,403,537	5.88%
Yorkshire and Humberside	22,164	1,126,884	4.72%
Unknown	772	46,626	0.20%
Total	351,709	23,853,528	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	8,186	335,650	1.41%
25.01 - 50.00	47,265	2,674,093	11.21%
50.01 - 75.00	108,539	7,965,710	33.39%
75.01 - 80.00	19,603	1,473,400	6.18%
80.01 - 85.00	24,861	1,927,617	8.08%
85.01 - 90.00	50,060	3,897,355	16.34%
90.01 - 95.00	93,195	5,579,703	23.39%
Total	351,709	23,853,528	100.00%

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	341,458	23,210,929	(4,436)	97.33%
1.00 - 1.99 months	6,328	396,790	3,164	1.66%
2.00 - 2.99 months	1,885	115,169	1,715	0.48%
3.00 - 3.99 months	809	50,000	1,052	0.21%
4.00 - 4.99 months	415	26,770	726	0.11%
5.00 - 5.99 months	259	15,827	530	0.07%
6.00 -11.99 months	418	25,570	1,238	0.11%
12 months and over	54	3,435	338	0.01%
Properties in Possession	83	4,393	318	0.02%
Total	351,709	23,848,883	4,645	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	13,364,669	10,568,320
Replenishment of Assets	0	1,129,787
Acquisition by Funding	0	0
Distribution of Principal Receipts	(608,109)	(604,734)
Allocation of Losses	(3)	(2)
Share of Capitalised Interest	2,011	1,589
Payment Re Capitalised Interest	(2,011)	2,011
Balance Carried Forward	12,756,557	11,096,971
Carried Forward Percentage	53.47870%	46.52130%
Minimum Seller Share	954,141	4.00%

Cash Accumulation Ledger

	£000's	
Brought Forward	695,368	
Additional Amounts Accumulated	608,112	
Payment of Notes	(695,317)	
Carried Forward	608,163	
Target Balance	608,160	payable on 15th April 2004

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread *

Quarter to 15/01/04	0.4098%
Quarter to 15/10/03 (Restated)**	0.3433%
Quarter to 15/07/03 (Restated)**	0.3852%
Quarter to 15/04/03 (Restated)**	0.3806%

*Excess spread is calculated by reference to deferred consideration
  (determined according to relevant accounting policies) for the period,
  adjusted for non-cash related items and items relating to amounts
  falling due after transfers to the first and second reserve funds in the
  Funding Revenue Priority of Payments, expressed as a percentage of
  the average note balance over that period.

**The figures for excess spread in prior periods have been restated to
  incorporate the cumulative effects of accounting adjustments. This
  restatement does not affect the past or current cash value of amounts
  standing to the credit of either the first or the second reserve funds.

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/01/2004	£292,045,557.96	£56,890,739.99
Required Amount as at 15/01/2004	£350,000,000.00	£122,161,456.00
Percentage of Notes	2.18%	0.42%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	72	3,690
Repossessed in Period	30	2,485
Sold in Period	(19)	(1,464)
Carried Forward	83	4,711

	Cumulative	
	Number	£000's
Repossessed to date	488	27,409
Sold to date	(405)	(22,698)
Carried Forward	83	4,711

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,237	

MIG Claim Status

	Number	£000's
MIG Claims made	188	1,348
MIG Claims outstanding	5	10

Average time claim to payment	35

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
04Q1	-	-	-	-	-	-	-
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 27 February 2004   **By / s / Natalie Weedon**
                                                                                (Authorised Signatory)